Incorporated in the Cayman Islands

VanceInfo Technologies Inc.

This is to certify that

is / are the registered shareholders of:

No. of Shares Type of Share Par Value

Ordinary US$ 0.0010

Date of Record Certificate Number % Paid

100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Given under the Common Seal of the Company

Director Director/Secretary